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                             October 15, 2021

       Peter Buckland
       Chief Financial Officer
       Khosla Ventures Acquisition Co. II
       2128 Sand Hill Road
       Menlo Park, CA 94025

                                                        Re: Khosla Ventures
Acquisition Co. II
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed October 13,
2021
                                                            File No. 333-258033

       Dear Mr. Buckland:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-4 Filed October 12, 2021

       Nextdoor's Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Overview, page 222

   1. We note that your revised disclosures includes the percentage of revenue that your five largest verticals
represent, and you state that the remainder of the revenue comes from a wide range of other
verticals. We also note your disclosure that for the six months ended
                                                        June 30, 2021, no such
vertical of customers that procured ads through your sales force contributed more than
10% of revenue. Please revise your disclosure to clarify if any verticals within the
entire remainder of revenue represent 10% or more of your total revenue. Please also
make clarifying changes to the other periods discussed. If you do not
 Peter Buckland
Khosla Ventures Acquisition Co. II
October 15, 2021
Page 2
      track this information, please disclose this. Please also revise your disclosures to clarify that you have not historically tracked the amount of revenue generated by large brands, small businesses using neighborhood sponsorships and local deals and public agencies, and the reasons why, as you have discussed in your response.
Financial Statements     Khosla Ventures Acquisition Co. II
Notes to Financial Statements
Note 4 Related Party Transactions Class B Common Stock
Class B Common Stock, page F-15

2. We note your response to prior comment 7 regarding the Class B shares and the related embedded conversion feature. Please tell us in more detail how you concluded the embedded conversion feature possessed equity characteristics, such that it is considered clearly and closely related to the host contract. To the extent you believe the feature that converts all Class B common stock into shares of Class A common stock at a ratio that is based on the number of Class A common stock issued and outstanding following the business combination is similar to an anti-dilution feature, please explain how the feature maintains the relative position of the Class B shareholder immediately before the business combination and after the business combination.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNamePeter Buckland
                                                             Division of
Corporation Finance
Comapany NameKhosla Ventures Acquisition Co. II
                                                             Office of
Technology
October 15, 2021 Page 2
cc:       Jim Morrone
FirstName LastName